SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

PETROHAWK ENERGY CORPORATION

(Name of Subject Company)

PETROHAWK ENERGY CORPORATION

(Names of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

716495106

(CUSIP Number of Class of Securities)

David S. Elkouri
Executive Vice President, General Counsel and Secretary
Petrohawk Energy Corporation
1000 Louisiana, Suite 5600

Houston, Texas 77002
(832) 204-2700

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Lee A. Meyerson, Esq.

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017-3026

(212) 455-2000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Petrohawk Energy Corporation, a Delaware corporation (“Petrohawk” or the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2011 and amended on July 27, 2011 and July 28, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by North America Holdings II Inc., a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of BHP Billiton Petroleum (North America) Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (the “Guarantor”), to purchase all of the shares of the Company’s common stock, par value $0.001 per share (the “Shares”) that are issued and outstanding, at a price of $38.75 per Share, net to the seller in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 25, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Guarantor, Parent and Purchaser with the SEC on July 25, 2011.  The Offer to Purchase and Letter of Transmittal were incorporated by reference into the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as disclosed below.

Item 3.         Past Contacts, Transactions, Negotiations and Agreements

(1)                                  Item 3 of the Schedule 14D-9 is hereby amended by adding the following paragraph immediately after the 10th paragraph under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Retention Agreements”:

“The Company’s compensation committee (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth above as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act.”

Item 4.           The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Board’s Recommendation—Background of the Offer” is hereby amended by:

(2)                                  Inserting the following sentence immediately after the1st sentence of the 2nd paragraph thereof:

“These discussions included various types of business opportunities, including potential asset acquisitions by Petrohawk, potential joint-ventures and other strategic alliances and potential business combination transactions.”

(3)                                  Amending and restating the 2nd sentence of the 2nd paragraph thereof as follows:

“In that regard, in late 2010, Petrohawk entered into a confidentiality agreement with one such company (the terms of which would not prevent such company from making a competing proposal to the Offer and Merger), provided confidential information about Petrohawk and its asset base to such company and had extended discussions with such company regarding several possible business transactions, including a sale of the entire Company.”

(4)                                  Amending and restating the 3rd paragraph thereof as follows:

“Also as part of this continued evaluation of business alternatives, as well as the Company’s general effort to maintain contacts throughout the industry, members of Petrohawk’s senior management periodically met with investment banks and others involved in the industry.  In that regard, in May 2011, a representative of Barclays Capital (“Barclays”) contacted Mr. Floyd Wilson, Petrohawk’s Chief Executive Officer, to inquire about the possibility of Petrohawk entertaining conversations with BHP Billiton, which was exploring a number of U.S. shale plays as well as various merger and acquisition opportunities in Petrohawk’s industry, regarding the possibility of a business combination transaction.  The Barclays representative inquired as to whether Petrohawk would be willing to meet with representatives of BHP Billiton in order, among other things, to provide information on Petrohawk’s shale plays.  Mr. Wilson agreed to arrange such a meeting, which eventually was set for June 2, 2011.  Mr. Wilson updated the Board regarding these matters.”

(5)                                  Amending and restating the 6th sentence of the 6th paragraph thereof as follows:

“Mr. Yeager also reported that an important factor for BHP Billiton would be whether BHP Billiton would have the ability to retain a significant portion of the Company’s workforce due to their technical capability and unique knowledge of the assets (Mr. Yeager did not discuss any details of possible retention arrangements).”

(6)                                  Inserting the following paragraph immediately after the 7th paragraph thereof:

“Also during early June 2011, a representative of Petrohawk contacted a representative of Goldman, Sachs & Co. (“Goldman Sachs”) to discuss the possible engagement of Goldman Sachs in the event a potential transaction were to materialize.  Members of the Petrohawk senior management team and Board were familiar with Goldman Sachs and the Company had periodically worked with Goldman Sachs in the past.  Based on this familiarity as well as the fact that Goldman Sachs is an internationally recognized investment banking firm with substantial experience in transactions in the Company’s industry, the Board elected to engage Goldman Sachs, the engagement letter for which was executed on June 20, 2011.”

(7)                                  Amending and restating the 8th paragraph thereof as follows:

“On June 16, 2011, a special meeting of the Board was held to discuss the non-binding proposal received from BHP Billiton. The Board meeting was attended by members of Petrohawk’s senior management, representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), Petrohawk’s legal advisor, and representatives of Goldman Sachs, Petrohawk’s financial advisor. A representative of Simpson Thacher discussed with the directors their fiduciary duties in connection with their consideration of the non-binding proposal made by BHP Billiton. Mr. Wilson again described the substance of prior meetings between representatives of the Company and representatives of BHP Billiton. Representatives of Goldman Sachs discussed with the Board BHP Billiton’s businesses and organization and its acquisition activities over the past several years. Representatives of Goldman Sachs also discussed with the Board financial considerations relating to BHP Billiton’s June 14, 2011 proposal as well as other strategic alternatives that might be available to the Company, including operating as an independent company and potential restructuring alternatives, such as possible joint ventures and asset sales. In connection with this discussion, representatives of Goldman Sachs observed that BHP Billiton’s June 14, 2011 proposal was not subject to any financing contingency and that based on recent public filings, BHP Billiton had approximately $16 billion of cash on hand. Members of senior management and representatives of Goldman Sachs then offered their perspectives on the possibility of a third party having the ability and desire to make a proposal that would be competitive with BHP Billiton’s June 14, 2011 proposal. They viewed the prospects of such a competing proposal emerging at this time as unlikely based on, among other things, the discussions held by Petrohawk over the past several years with a number of companies that could potentially be interested in pursuing a transaction in the Company’s industry as well as their belief, based on such discussions as well as general experience in the industry, that it was unlikely that any of the relatively few potential acquirors with the financial resources and strategic profile to acquire a company like Petrohawk at a significant premium to its current market price would participate in a competitive bidding process. The Board discussed the advantages and disadvantages of initiating conversations with third parties about a potential business combination transaction at this juncture, including in light of knowledge obtained through the number of conversations that Petrohawk had held in the past several years with large diversified oil and gas companies, the perspectives of the senior management team and financial advisors and in light of the insistence by BHP Billiton that its offer price was conditioned on being afforded a period of exclusivity. Members of the Board, together with the senior management team and the financial and legal advisors, discussed BHP Billiton’s request for an exclusivity period as well as potential responses to BHP Billiton and the possible reactions that BHP Billiton might have to such potential responses. Following further discussion, the independent directors met and further discussed the matters presented at the meeting. The Board then determined to continue to discuss the matter at a subsequent meeting, during which, among other things, the senior management team would update the Board on the Company’s five-year plan and the business opportunities and challenges that the Company might anticipate over the course of the next several years.”

(8)                                  Replacing the 2nd and 3rd sentences of the 10th paragraph thereof with the following:

“At this meeting, Petrohawk’s senior management team reviewed with the Board, among other things, the Company’s five-year plan, which was an updated version of the plan that senior management has maintained for a number of years and regularly updates and that the Board had reviewed and discussed in the past in advance of BHP Billiton’s proposal. Petrohawk’s senior management team discussed with the Board key assumptions incorporated into this plan and discussed potential risks and opportunities associated with the plan. The principal challenges facing the Company over the next five years that Petrohawk’s senior management team discussed with the Board included the possibility of natural gas prices continuing to remain low or declining, the general uncertainty in the Company’s industry in light of the macroeconomic challenges present both domestically and internationally, the potential for unfavorable hydraulic fracturing legislation and the ability of the Company to finance its capital plan over an extended period of time, including the fact that the Company anticipated having to outspend cash flow for at least the next several years to fund its drilling and development opportunities.  The principal opportunities for the Company over the next five years that Petrohawk’s senior management team discussed with the Board included the currently strong production results from the Company’s Eagle Ford and Haynesville programs and optimistic data from the Permian Basin area, the possibility of increased demand for natural gas (and corresponding increased prices), due in part to the attractiveness of natural gas as a cleaner source of energy, the Company’s prospects for producing more natural gas liquids, condensate and oil and the ability of the Company to access credit and debt capital markets to fund its capital plan and control its drilling and related costs.  The Board considered and discussed these risks and opportunities related to continuing the Company’s business plan as compared to the relative certainty associated with the all-cash offer in BHP Billiton’s June 14, 2011 proposal.”

(9)                                  Inserting the following sentence immediately prior to the last sentence of the 10th paragraph thereof:

“The Board authorized Mr. Wilson to negotiate on behalf of Petrohawk based on his position as Chief Executive Officer and chairman of the Board, and consistent with his role in Petrohawk’s past transactions and business combination discussions.”

(10)                            Amending and restating the 11th paragraph thereof as follows:

“Mr. Wilson then left the Board meeting and contacted Mr. Yeager to communicate to him the Board’s requests, and, in that regard, Mr. Wilson proposed a $40.00 per share purchase price as well as a reduction in the termination fee to 3.25% of the transaction’s equity value and a two day match right period. Mr. Yeager responded that he believed that a price of $40.00 per share was too high.  Following discussions, Mr. Yeager proposed that he seek authority from his board of directors to increase the BHP Billiton proposal to $38.75 per share in cash, and also to reduce the proposed termination fee and matching right period, all of which would be conditioned on Petrohawk agreeing to negotiate exclusively with BHP Billiton through July 14, 2011.  Mr. Yeager also noted that $38.75 per share represented a significant premium to the market price per share of Petrohawk’s common stock across a variety of metrics and advised Mr. Wilson that he did not believe that his board of directors would be willing to support this significant premium and the proposed reduced termination fee and matching right period without an agreement from the Board to negotiate exclusively with BHP Billiton.”

(11)         Amending and restating the 12th paragraph thereof as follows:

“Mr. Wilson returned to the Board meeting and reported on his conversation with Mr. Yeager, indicating that he believed, based on this and prior conversations with Mr. Yeager, including the June 14, 2011 conversation in which Mr. Yeager explained that BHP Billiton was proposing a high premium offer because it was interested in moving forward quickly during a limited exclusivity period, that the $38.75 per share price (which reflected a 68% premium to the Company’s closing price per share on June 17, 2011) was the highest price that BHP Billiton was prepared to offer. The members of the Board, together with the senior management team and legal and financial advisors, discussed the revised proposal from BHP Billiton, including the prospects and risks associated with insisting that BHP Billiton further increase its proposed purchase price per share. Following discussion, the Board concluded that in light of, among other factors, the attractive offer price, the risk of losing such offer if the Company sought out competing bidders at this time or insisted on a further increase in BHP Billiton’s revised proposal of $38.75 per share, the relatively low likelihood of competing bidders providing a superior proposal and the relatively short term of the exclusivity period, that it was in the best interest of the Company and its stockholders to enter into exclusive negotiations with BHP Billiton through July 14, 2011.”

(12)         Inserting the following sentence immediately following the 1st sentence of the 13th paragraph thereof:

“On June 22, 2011, Mr. Yeager informed Mr. Wilson that the BHP Billiton board of directors had approved the continuation of discussions with representatives of the Company regarding the potential transaction on the basis of the terms outlined in such June 21, 2011 letter.”

(13)         Replacing the 6th sentence of the 21st paragraph thereof with the following:

“Members of the senior management team then reported that the retention agreements with BHP Billiton were finalized in a manner consistent with what was discussed with the Board at its July 12, 2011 meeting, and that nearly all of the approximately fifteen executives, officers and other employees that BHP Billiton desired to have enter into such agreements were prepared to enter into such agreements concurrently with the execution of the Merger Agreement.  Mr. Helm reported that BHP Billiton was aware of which executives, officers and other employees were prepared to enter into such agreements concurrently with the execution of the Merger Agreement and informed the Company that it was a sufficient number to satisfy BHP Billiton’s requirement for signing the Merger Agreement (for a further discussion of the final retention agreements, see Item 3 above under the heading “Retention Agreements”).”

(14)         Item 4 of the Schedule 14D-9 under the heading “Background of the Offer; Reasons for the Board’s Recommendation—Reasons for the Recommendation” is hereby amended by inserting the following sentence at the end of the third bullet point titled “Strategic Alternatives” under the 1st paragraph thereof:

“Based on discussion and analyses concerning these alternatives, the Board concluded that the value offered to the Company’s stockholders in the Offer and the Merger would be more favorable to the stockholders of the Company than the potential value that might have resulted from such other strategic opportunities reasonably available to the Company.”

Item 4 of the Schedule 14D-9 under the heading “Opinion of the Company’s Financial Advisor” is hereby amended by:

(15)         Amending and restating the 8th paragraph thereof as follows:

“Net Asset Value Analysis of the Company.    Goldman Sachs performed an illustrative net asset value analysis of the Company. Using an illustrative discounted cash flow analysis, Goldman Sachs calculated indications of the present value of the after-tax future cash flows that the Company could be expected to generate from its existing proved developed reserves and undeveloped reserves and resources as of July 1, 2011. These after-tax cash flows were calculated using (x) the Forecasts, (y) for years 2011 through 2015, the July 13, 2011 NYMEX calendar strip for West Texas Intermediate crude oil and Henry Hub natural gas, and (z) per guidance from the management of the Company, $5.50 per mmbtu for natural gas and $90.00 per barrel of crude oil for 2016 and escalated at 2% per year thereafter through the end of the economic life of the applicable asset.  The escalation rate was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term growth of gross domestic product and inflation.  Goldman Sachs calculated indications of net present values of the after-tax cash flows for the Company using discount rates ranging from 10% to 13%, which were derived by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the Company and the companies set forth under the heading “Selected Companies Analysis,” as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then calculated indications of the Company’s illustrative net asset value by adding (i) the illustrative discounted after-tax cash flows calculated above, plus (ii) the present value of net operating losses and estimated mark to market commodity hedges, which ranged from $375 million to $355 million and from $56 million to $55 million, respectively, after applying discount rates ranging from 10% to 13%, plus (iii) per the management of the Company, certain non-reserve properties valued at $300 million, minus (iv) per the Forecasts or guidance from the management of the Company, as applicable, (1) the after-tax general and administrative costs, calculated by applying discount rates ranging from 10% to 13%, (2) the face value of the Company’s net debt as of July 1, 2011 (reduced for assumed cash inflow from exercise of outstanding options), and (3) the Company’s net working capital as of March 31, 2011. This analysis implied an illustrative range of net asset values per share of the Company’s Common Stock from $35.29 to $54.70.”

(16)         Amending and restating the 2nd sentence of the 9th paragraph thereof as follows:

“Goldman Sachs credited 80% of the value of the Company’s undeveloped reserves and resources in the Company’s Eagle Ford Shale asset and 25% of the value of the Company’s undeveloped reserves and resources in the Company’s Permian Basin asset, based on Goldman Sachs’ professional judgment and experience, taking into account the maturity, geographic profile and other relevant characteristics of the assets.”

(17)         Amending and restating the 10th paragraph thereof as follows:

“Goldman Sachs also performed sensitivities to these analyses to illustrate for the Board the impact of increases/decreases in the prices for natural gas and crude oil for 2016 and beyond.  For purposes of performing this sensitivity analysis, Goldman Sachs used the same discount rates from 10% to 13%, and assigned varying pricing for 2016 and beyond for natural gas and crude oil ranging from $4.50 per mmbtu and $70.00 per barrel to $7.00 per mmbtu and $120.00 per barrel, in each case, escalated at 2% per year through the end of the economic life of the applicable asset. Such price ranges for natural gas and crude oil were chosen for illustrative purposes only taking into account (i) historical spot trading levels for natural gas and crude prices, (ii) forward price curves for natural gas and crude oil, and (iii) consensus expectations of Wall Street research analysts and industry participants, including the Company. This analysis implied a range of illustrative net asset values per share of the Company’s Common Stock from $17.74 to $92.85, on an unrisked basis, and from $13.42 to $70.89, on a risked basis.”

(18)         Deleting and replacing each of the bullet points and accompanying text under the 11th paragraph thereof with the following chart:

Name of Acquiring Company	Name of Acquired Company	Announcement Date of Transaction	Premium Paid
Chevron Corporation	Atlas Energy, Inc.	November 9, 2010	37%
Apache Corporation	Mariner Energy, Inc.	April 15, 2010	45%
SandRidge Energy, Inc.	Arena Resources, Inc.	April 4, 2010	23%
Exxon Mobil Corporation	XTO Energy Inc.	December 14, 2009	25%
Denbury Resources Inc.	Encore Acquisition Company	November 1, 2009	35%
Plains Exploration & Production Company	Pogo Producing Company	July 17, 2007	19%
Forest Oil Corporation	Houston Exploration Company	January 7, 2007	8%

Anadarko Petroleum Corporation	Western Gas Resources, Inc.	June 23, 2006	49%
Anadarko Petroleum Corporation	Kerr-McGee Corporation	June 23, 2006	40%
Cal Dive International, Inc. (Helix Energy Solutions Group, Inc.)	Remington Oil and Gas Corp.	January 23, 2006	22%
ConocoPhillips	Burlington Resources Inc.	December 12, 2005	19%
Occidental Petroleum Corporation	Vintage Petroleum, Inc.	October 13, 2005	33%
Norsk Hydro ASA	Spinnaker Exploration Company	September 19, 2005	34%
ChevronTexaco Corporation	Unocal Corporation	April 4, 2005	51%
Cimarex Energy Co.	Magnum Hunter Resources, Inc.	January 26, 2005	26%
Noble Energy, Inc.	Patina Oil & Gas Corporation	December 16, 2004	23%
Pioneer Natural Resources Company	Evergreen Resources, Inc.	May 4, 2004	11%
EnCana Corporation	Tom Brown, Inc.	April 15, 2004	24%
Kerr-McGee Corporation	Westport Resources Corporation	April 7, 2004	11%
Dominion Resources, Inc.	Louis Dreyfus Natural Gas Corp.	September 10, 2001	22%
Devon Energy Corporation	Anderson Exploration Ltd.	September 4, 2001	52%
Devon Energy Corporation	Mitchell Energy & Development Corp.	August 14, 2001	32%
Amerada Hess Corporation	Triton Energy Limited	July 10, 2001	51%

(19)         Amending and restating the last sentence of the 12th paragraph thereof as follows:

“While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies in the oil and gas exploration and production industry that, for the purposes of this analysis, may be considered similar to the Company due to their size, scale, similar asset characteristics and location within similar geographic regions.”

(20)         Amending and restating the 14th paragraph thereof as follows:

“Sum-of-the-Parts Analysis.    Goldman Sachs analyzed the sum of the Company’s constituent assets, or as it is often referred to, the “sum-of-the-parts,” to determine an illustrative net asset value range per share of the Company’s Common Stock. Goldman Sachs calculated the aggregate implied asset value of the Company’s proved reserves, which ranged from $6,799 million to $8,806 million, by applying the applicable reference range of dollars per mcfe per day (dollars/mcfe/day) for each proved reserve region to the estimated net production rate (calculated as mmcfe per day) for such proved reserve region. Goldman Sachs determined an illustrative range of dollars/mcfe/day applicable to the Company’s proved reserves for the (i) Haynesville and Bossier Shale of $7,000 to $9,000, (ii) Eagle Ford Shale of $8,000 to $9,000 and (iii) other plays of $6,000 to $10,000, based on its professional judgment taking into account, among other things, dollars/mcfe/day paid in certain transactions involving the acquisition of assets with similar characteristics to the applicable Company assets. Per the management of the Company, estimated net production was 685 million mmcfe per day for the Haynesville and Bossier Shale, 210 million mmcfe per day for the Eagle Ford Shale and 55 million mmcfe per day for other plays. Goldman Sachs then calculated the aggregate implied asset value of the Company’s non-proved reserves and resources, which ranged from $5,278 million to $8,089 million, by applying the applicable reference range of dollars per undeveloped acre (dollars/acre) for each of the Company’s non-proved undeveloped acreage regions to such non-proved reserve and resource acreage in each region.  Goldman Sachs determined the illustrative range of dollars/acre applicable to the Company’s non-proved undeveloped acreage in the (i) Haynesville and Bossier Shale of $10,000 to $15,000 and (ii) Eagle Ford Shale of $9,500 to $14,000 based on Goldman Sachs’ professional judgment, taking into account, among other things, dollars/acre paid for undeveloped acreage in certain transactions involving the acquisition of undeveloped acreage with similar characteristics to the applicable Company undeveloped acreage.  Per the management of the Company, the estimated aggregate asset value of the Permian Basin was $500 million to $1,000 million. Goldman Sachs then calculated indications of the Company’s illustrative net asset value by summing (i) the illustrative implied asset value of the Company’s proved reserves and non-proved reserves and resources, as calculated above, plus (ii) the estimated mark to market value of the Company’s commodity hedges, plus (iii) the value of certain non-reserve properties, per management of the Company, minus (iv) the after-tax general and administrative costs set forth in the Forecasts, discounted at a 10% discount rate, which reflects the lower estimate of the Company’s weighted average cost of capital, minus (v) per the Company’s management, the face value of the Company’s net debt as of July 1, 2011 (reduced for assumed cash inflow from exercise of outstanding options), and minus (vi) the amount of the Company’s net working capital as of March 31, 2011. This analysis implied a range of illustrative per share indications of net asset value from $25.24 to $40.59.”

(21)         Amending and restating the 16th paragraph thereof as follows:

“Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with proved and unproved reserves and operations that for purposes of analysis may be considered similar to certain proved and unproved reserves and operations of the Company.”

(22)         Amending and restating the 17th and 18th paragraphs thereof as follows:

“Goldman Sachs calculated and compared various financial multiples and ratios based on financial data as of July 13, 2011, information it obtained from SEC filings and I/B/E/S Consensus Estimates and Capital IQ estimates for the selected companies. Goldman Sachs used the ranges calculated for the selected companies to imply illustrative values per share of the Company’s Common Stock, using the Company’s closing price on July 13, 2011 where applicable. With respect to the selected companies, Goldman Sachs calculated enterprise value as a multiple of estimated earnings before interest, taxes, depreciation and amortization, and exploration expense, or EBITDA, for each of fiscal year 2011 and 2012. The results of these analyses are set forth in the tables below:”

(23)         Inserting the following table immediately following the 18th paragraph thereof:

Company	Enterprise Value as a Multiple of 2011 EBITDA	Enterprise Value as a Multiple of 2012 EBITDA
Southwestern Energy Company	9.5	7.7
Range Resources Corporation	13.3	10.0
QEP Resources, Inc.	6.8	5.5
Cabot Oil & Gas Corporation	11.6	7.8
Quicksilver Resources Inc.	9.5	7.6
EXCO Resources, Inc.	8.2	6.0

(24)         Amending and restating the last sentence of the 19th paragraph thereof as follows:

“The following tables present the results of this analysis:”

(25)         Inserting the following table immediately following the 19th paragraph thereof:

Company	Price as a Multiple of 2011 Cash Flow Per Share	Price as a Multiple of 2012 Cash Flow Per Share
Southwestern Energy Company	9.0	7.3
Range Resources Corporation	13.0	9.6
QEP Resources, Inc.	5.9	4.8
Cabot Oil & Gas Corporation	11.3	7.5
Quicksilver Resources Inc.	7.7	6.2
EXCO Resources, Inc.	5.8	4.2

(26)         Amending and restating the last sentence of the 20th paragraph thereof as follows:

“The following tables present the results of this analysis:”

(27)         Inserting the following table immediately following the 20th paragraph thereof:

Company	Reserve Value as a Ratio of Proved Reserves ($/Mcfe)	Reserve Value as a Ratio of 2011 Daily Production ($/Mcfe/d)	Reserve Value as a Ratio of 2012 Daily Production ($/Mcfe/d)
Southwestern Energy Company	$3.23	$12,292	$11,110
Range Resources Corporation	$2.28	$17,847	$14,011
QEP Resources, Inc.	$2.91	$12,875	$11,457
Cabot Oil & Gas Corporation	$2.77	$15,237	$11,673
Quicksilver Resources Inc.	$1.44	$12,189	$10,752
EXCO Resources, Inc.	$3.19	$9,258	$7,223

(28)         Replacing the last two sentences of 25th paragraph thereof with the following:

“During the two year period ended July 14, 2011, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to the Company and its affiliates of approximately $1 million. Goldman Sachs also has provided certain investment banking services to the Guarantor and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to the Guarantor in connection with its offer to acquire Rio Tinto announced February 2008 and as financial advisor to the Guarantor in connection with a joint venture proposed to be entered into between the Guarantor and Rio Tinto, announced June 2009.  During the two year period ended July 14, 2011, the Investment Banking Division of Goldman Sachs has accrued revenues for services provided to the Guarantor and its affiliates of approximately $5 million. Goldman Sachs may also in the future provide investment banking services to the Company, the Guarantor and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation.  In addition, a current member of the Guarantor’s board of directors also serves as an Advisory Director for Goldman Sachs Group Inc. and as Non-Executive Vice Chairman of Goldman Sachs (Asia) LLC.”

Item 4 of the Schedule 14D-9 under the heading “Petrohawk Unaudited Prospective Financial Information” is hereby amended by:

(29)         Amending and restating the table and accompanying footnotes immediately following the 3rd paragraph thereof as follows:

	“For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
Production (Mmcfe/d)	966	1,171	1,518	1,961	2,378
Haynesville	669	672	706	770	1,031
Eagle Ford	240	384	632	933	1,058
Permian and Other	57	115	180	258	289
Benchmark Prices
Natural Gas—NYMEX ($/Mmbtu)	$4.46	$4.81	$5.18	$5.46	$5.75
Crude Oil—NYMEX ($/Bbl)	$98.81	$101.46	$102.77	$102.53	$101.99
Revenue ($ in millions)	$2,133	$2,747	$3,970	$5,430	$6,719
Adjusted EBITDA ($ in millions) (1)	$1,500	$2,020	$3,072	$4,267	$5,283
Capital Expenditures ($ in millions)	$2,926	$2,727	$2,855	$3,230	$3,425
Free Cash Flow ($ in millions) (2)	$(1,711)	$(1,025)	$(125)	$799	$1,746

(1) Adjusted EBITDA is a non-GAAP measure and is used by the Company’s management to measure the operating performance of the business. The Company defines Adjusted EBITDA as EBITDA, after adding back unrealized gains and losses on derivative contracts, stock-based compensation and amortization of deferred gain on sale of gas gathering systems. The Company defines EBITDA as income from continuing operations, net of income taxes before interest expense, interest income, income tax and depletion, depreciation and amortization.

(2) Free Cash Flow is a non-GAAP measure and is used by the Company’s management to measure the operating performance of the business. The Company defines Free Cash Flow as cash flow from operations less capital expenditures.”

(30)         Inserting the following text and table immediately prior to the 5th paragraph thereof:

“The following table presents a reconciliation of Free Cash Flow to cash flow from operations (in millions):

	For the Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
Cash flow from operations	$1,215	$1,702	$2,730	$4,029	$5,171
Capital expenditures	$2,926	$2,727	$2,855	$3,230	$3,425

Free Cash Flow	$(1,711)	$(1,025)	$(125)	$799	$1,746	”

Item 5.   Persons/Assets Retained, Employed, Compensated or Used

(31)         Item 5 of the Schedule 14D-9 is hereby amended by amending and restating the 3rd sentence of the 1st paragraph thereof as follows:

“Pursuant to a letter agreement dated June 29, 2011, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $30 million, $7.5 million of which was payable upon the execution of the Merger Agreement and the remainder of which is payable upon consummation of the Transactions.”

Item 8.   Additional Information

(32)         Item 8 of the Schedule 14D-9 is hereby amended by amending and restating the entire paragraph under the heading “Litigation” with the following:

“The Company and the members of its Board are named as defendants in purported class action lawsuits brought by the Company’s stockholders challenging the proposed transaction (the “Stockholder Actions”). The Stockholder Actions were filed in: the Court of Chancery of the State of Delaware, Astor BK Realty Trust v. Petrohawk Energy Corp., et al., C.A. No. 6675-CS, Grossman v. Petrohawk Energy Corp., et al., C.A. No. 6688-CS, Marina Gincherman, IRA v. Petrohawk Energy Corp., et al., C.A. No. 6700-CS, and Binkowski v. Petrohawk Energy Corp., et al., C.A. No. 6706-CS, the District of Harris County, Texas, Iron Workers District Counsel of Tennessee Valley & Vicinity Pension Plan v. Petrohawk Energy Corp., et al., C.A. No. 42124, Iron Workers Mid-South Pension Fund v. Petrohawk Energy Corp., et al., C.A. No. 42590, and L.A. Murphy v. Wilson, et al., C.A. No. 42772, and the United States District Court for the Southern District of Texas, Houston Division, Barrett v. Wilson, et al., No. 11-cv-02852. The Guarantor, Parent and Purchaser are named as defendants in the Grossman, Gincherman and the two Iron Workers actions, the Guarantor and Parent are named as defendants in the Binkowski action, and the Guarantor and Purchaser are named as defendants in the Barrett action. The four Delaware actions have been consolidated into a single action and the plaintiffs have filed a consolidated amended complaint that includes the Company, the members of its Board, Guarantor, Parent and Purchaser as defendants. The three Texas state-court actions have also been consolidated into a single action and the plaintiffs have filed a consolidated amended petition that includes the Company, the members of its Board, Guarantor, Parent and Purchaser as defendants. The Stockholder Actions seek certification of a class of the Company’s stockholders and generally allege, among other things, that: (i) each member of the Board breached his fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to preclusive deal protection provisions, failing to protect against conflicts of interest, and/or failing to disclose material information to stockholders; (ii) the Company aided and abetted the Company’s directors’ purported breaches of their fiduciary duties; and/or (iii) the Guarantor, Parent and Purchaser parties aided and abetted the purported breaches of fiduciary duties by the Company’s directors. The Barrett action also alleges that the Board and the Company violated § 14(e) of the Exchange Act by disseminating a false and misleading Schedule 14D-9. The Stockholder Actions seek, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages and attorneys’ fees and costs. The Company believes the Stockholder Actions are without merit and intends to defend itself vigorously.”

Section 14(f) Information Statement

(33)         The Information Statement attached as Annex A to the Schedule 14D-9 is hereby amended by adding the following paragraph immediately after the 9th and final paragraph under the heading “Executive Compensation—Compensation Matters Related to the Offer—Retention Agreements”:

“The Company’s compensation committee (comprised solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto) has approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, each of the arrangements set forth above as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PETROHAWK ENERGY CORPORATION

Date: August 10, 2011	By:	/s/ DAVID S. ELKOURI
		Name:	David S. Elkouri
		Title:	Executive Vice President, General Counsel and Secretary